July 25, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2011
File No. 0-13727

Dear Ms. Jenkins:

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 12, 2012 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 1.3 – Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Commencement of commercial/operating level of production, page 10

1.
We note your disclosure that you cease capitalization of costs at the time a mine has reached commercial production.  You further define commercial production on page 10 “as the date that a mine has achieved a sustainable level of production that provides a basis for a reasonable expectation of profitability along with various qualitative factors including but not limited to the achievement of mechanical completion, whether production levels are sufficient to be at least capable of generating sustainable positive cash flow, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quality to be sold, whether there

Pan American Silver Corp.

is a sustainable level of production input available including power, water and diesel; whether the necessary permits are in place to allow continuous operations.”  Please explain in greater detail how your accounting policy, which appears to rely in reaching certain levels of profitability, complies with paragraphs 17 (e), 20 and 21 of IAS 16.  We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets managements profitably targets.

Response:

As per paragraph 16 of IAS 16 – Property, plant and equipment “The cost of an item of property, plant and equipment comprises:

(a)	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates.
(b)	any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
(c)
the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.”

Directly attributable costs, including costs of testing whether the asset is functioning properly are capitalized to the cost of property, plant and equipment, in accordance with the Company’s accounting policy and paragraph 17(e) of IAS 16.

Development costs are typically capitalized until the asset is ‘available for use’ (i.e., when commercial levels of production are capable of being achieved). However, as stated above, development costs can only be capitalized if they are directly attributable to bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management, in accordance with paragraph 20 of IAS 16.

The cut-off point between development activity and production activity is determined by whether the asset is ‘available for use’.  For mining entities, the cut-off point is when certain pre-determined levels of production are achieved. The Company establishes a framework to determine when commercial levels of production have been achieved for each mine, such as:

•	The percentage of design capacity for the mine and mill;
•	Mineral recoveries at or near expected levels; and
•	The achievement of continuous production or other output.

The Company takes into consideration the above noted criteria and the passage of time when establishing a framework with respect to the determination of commercial production.  The parameters benchmarked to each of the above noted criteria are mine specific.

Pan American Silver Corp.

Although the above noted criteria may be an indication of a mine’s subsequent cash outflows as either producing positive cash flow, or being within a reasonable range of profitability, the profitability is not a criteria that is applied in the determination of commercial production.  The Company proposes to change the language of its accounting policy in future filings as it relates to the commencement of commercial/operating level of production to read as follows:

“as the date that a mine has achieved a sustainable level of production based on ~~that provides a basis for a reasonable expectation of profitability~~ a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, ~~whether production levels are sufficient to be at least capable of generating sustainable positive cash flow,~~ continuous nominated level of production, the working effectiveness of the site refinery at or near expected levels, ~~whether a refining contract for the product is in place and whether the product is of sufficient quality to be sold,~~ and whether there is a sustainable level of production input available including power, water and diesel; ~~whether the necessary permits are in place to allow continuous operations~~.”

The Company considers whether any operations at a site could be considered incidental in accordance with paragraph 21 of IAS16.  Incidental operations have not historically occurred and therefore have not been applicable to the Company’s financial statements.  Income and expense that may arise in the future from incidental operations occurring before or during construction or development activities that are not necessary to bring an item to the location and condition for it to be capable of operating in the manner intended by management will be recognized in profit or loss in their respective classifications.

Cash, page 16

2.
We note your disclosure that cash includes cash on hand and cash in banks are “considered loans and receivables and therefore [are] stated at amortized cost, less any impairment.”  Please explain why cash on hand and in banks are considered loans and receivables.  Refer to paragraph 9 and 46 of IAS 39 in your response.

Response:

As per paragraph 9 of IAS 39 – Financial instruments: recognition and measurement, the following are the four categories of financial instruments:

(a)	Financial asset or financial liability at fair value through profit or loss;
(b)	Held-to-maturity investments;
(c)	Loans and receivables; and
(d)	Available-for-sale financial assets.

Pan American Silver Corp.

The Company views cash deposits with a bank or similar institution to represent the contractual right of the Company to obtain cash from the institution or to draw a cheque or similar instrument against the balance in favour of a creditor in payment of a financial liability.  Essentially, cash balances represent a current amount receivable from the counterparty bank. The Company has given consideration to the four categories of financial instruments noted above and their definitions as detailed in paragraph 9 of IAS 39, and determined that cash is best classified as loans and receivables as it is a non-derivative financial asset (i.e. requires an initial investment) with fixed or determinable payments (i.e. the Company can obtain cash or draw against the balance at its discretion thus has the ability to fix/determine withdrawal dates) that are not quoted in an active market, which is consistent with the definition of loans and receivables. In addition, the Company does not intend to sell immediately or in the near term its cash or cash equivalent financial assets; and the Company intends to recover substantially all of its initial investment, other than because of credit deterioration.

In accordance with paragraph 46 of IAS 39, cash and cash equivalents classified as loans and receivables as defined in paragraph 9, were measured at amortized cost using the effective interest method.

Pan American Silver Corp.

Operational Mining Properties and Mine Development, page 18

3.
We note your disclosure on page 18 that “Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.  The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.  If a mineable ore body is discovered, such costs are amortized when production begins.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.”  Please clarify whether or not your capitalize costs associated with the evaluation and exploration of land and mineral rights properties prior to the time that they are acquired by you.  Please refer to paragraph 5(a) of IFRS 6.

Response:

In accordance with the Company’s accounting policies, which are consistent with paragraph 5(a) of IFRS 6, all costs incurred by the Company prior to the time that a property has been acquired and the legal rights to explore are obtained, have been expensed.

Depreciation of Mineral Property, Plant and Equipment

Units of Production Basis, page 18

4.
We note your disclosure on page 14 of Exhibit 1.3 of your 2010 Form 40-F that under Canadian GAAP you used proven and probable reserves to calculate depreciation under the units of production method.  We note your disclosure here that under IFRS you use proven and probable reserves and, for some mines, other mineral resources where there is a high degree of confidence in its economic extraction.  Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of some of your mines.  Please also explain why proven and probable reserves were used for those mines under Canadian GAAP but not under IFRS.

Response:

For clarification, the Company respectfully submits that the Company currently calculates its depreciation under the units of production method based on proven and probable reserves under Canadian GAAP and IFRS. The Company did not change the calculation of depreciation for any of its existing mines on adoption of IFRS.

The Company makes reference to paragraph 60 of IAS 16 – Property, Plant and Equipment “The depreciation method used shall reflect the pattern in which the asset's future economic

Pan American Silver Corp.

benefits are expected to be consumed by the entity”.  The Company also makes reference to paragraph 31 of CICA S.3061 “Different methods of amortizing an item of property, plant and equipment result in different patterns of charges to income. The objective is to provide a rational and systematic basis for allocating the amortizable amount of an item of property, plant and equipment over its estimated life and useful life”.  Based on the above noted guidance, the Company does not believe there is a difference between the requirements of Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the depreciation denominator of the Company’s mines.

The Company recognizes that certain mining entities only include proven and probable reserves when calculating depreciation of mining assets using the units of production basis.  Generally this means that all inferred resources are excluded, together with any measured and indicated resources that have yet to be demonstrated as economically recoverable by additional drilling and analysis.  However, the inclusion of certain resources may be appropriate, when there is a high degree of confidence as to the conversion of resources to reserves and when proven and probable reserves do not provide a realistic indication of the remaining useful life of the mine and related assets. For example this may be the case when a mine is approaching the end of its economic life and the additional work to formally convert the remaining resources to reserves is delayed or not yet performed and the nature of the deposit and the producing history of the mine provide compelling evidence that a portion of the remaining resource will be produced economically.

As part of the annual review of the depreciation method applied under Canadian GAAP, upon adoption of IFRS on January 1, 2010 or in the periods subsequent to adoption of IFRS, the Company did not identify any mining assets that should include resources to their depreciation calculation. As a result there is no difference between the financial performance or financial position under the previous Canadian GAAP policy or the expanded accounting policy definition under IFRS as it applies to the Company’s calculation of depreciation on its existing mining assets. In other words, the Company has continued to calculate depreciation using only proven and probable reserves for its existing producing mining operations in the period prior to and subsequent to adoption of IFRS. However, the description of the accounting policy under IFRS was adjusted in the event that in the future the Company encounters circumstances similar to the those described above where the balance of proven and probable reserves are not a fair reflection of a mine’s remaining useful life and whereby the inclusion of certain resources in the depreciation basis would more appropriately reflect the pattern under which economic benefit is being obtained from a specific mine.

5.
Additionally, we note your disclosure on page 17 that you use estimated economically recoverable reserves to depreciate mine production assets under IFRS.  Please explain how these assets were depreciated under Canadian GAAP.  To the extent that there is a difference between the metric used to determine the useful life of mine production assets under Canadian GAAP and IFRS, please provide us with a comprehensive analysis to

Pan American Silver Corp.

explain the basis for the difference in the determination of useful lives between Canadian GAAP and IFRS.

Response:

There is no difference between the metric used to determine the useful life of mine production assets under Canadian GAAP and IFRS.  As noted in the response to comment 4 (see above), although the Company’s accounting policy was refined to allow for the inclusion of resources in the calculation of depreciation, no resources were required to be included in the calculation given the current pattern of production over the Company’s assets.

Note 23 – First Time Adoption of IFRS, page 47

6.
We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS.  To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that used and how it was applied.  In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Pan American Silver Corp.

Response:

Paragraphs 14-17 and Appendix B of IFRS 1 – First-time adoption of Internal Financial Reporting Standards, provide certain mandatory exceptions that are to be applied upon transition to IFRS.  The following mandatory exceptions were considered as part of the Company’s transition to IFRS:

i.	Estimates - paragraph 14 to 17 of IFRS 1:

On adoption of IFRS, the Company reviewed its significant estimates that were made under Canadian GAAP.  The Company did not identify any instances where the original estimates were in error or would have been materially different under IFRS in the absence of the exception. The significant estimates made under Canadian GAAP related to the following classes of items:

•	Mineral property, plant and equipment, construction in progress and investments in non-producing property;
•	Future income tax provision;
•	Provision for reclamation and closure;
•	Stock based compensation; and
•	Accounting for derivative instruments.

The estimates applied to the above noted items were based on information and conditions that existed as of January 1, 2010, the IFRS transition date.  As the application of changes in estimates is prospective, the absence of the mandatory exception would have had no impact on the Company’s financial statements for the year ended December 31, 2010 or 2011 other than in instances where the application of a different accounting policy under IFRS requires new estimates that had not previously been required. The effect of these new estimates including certain calculations required in the determination of deferred income taxes, decommissioning and site restoration provisions and the fair value the Company’s warrants has been disclosed as part of the quantitative reconciliation of the effects of adoption of IFRS in note 23 to the consolidated financial statements for the year ended December 31, 2011.

ii.	Non-controlling interests - paragraph B7 of IFRS 1:

IFRS 1 requires certain aspects of IAS 27 (as amended 2008) to be applied prospectively from the date of transition to IFRS:

(a)	total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

Pan American Silver Corp.

(b)	accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and
(c)	accounting for a loss of control over a subsidiary, and the related requirements IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The non-controlling interests balance of the Company as at January 1, 2010 represents the minority shareholders’ interest in San Vicente Mine and Morococha Mine.  The requirements of the above noted paragraphs and the related exception, had no impact on the Company’s December 31, 2010 and 2011 financial statements as the Company’s non-controlling interests did not have a deficit balance, and there were no changes in the Company’s ownership interest or loss of control over a subsidiary.

iii.	Hedge accounting, paragraph B4-B6 of IFRS 1:

As the Company did not have any existing hedge positions and did not apply hedge accounting under Canadian GAAP or IAS39 as at January 1, 2010, this exception was not applicable to the Company upon transition to IFRS.

iv.	Derecognition of financial assets and financial liabilities - paragraph B2-B4 of IFRS 1:

As the Company did not derecognize any financial assets or financial liabilities in accordance with Canadian GAAP, this exception was not applicable to the Company upon its transition to IFRS.

The Company respectfully submits that no additional disclosure is required to Note 23 based on the response to comment (6) above, as the requirement to apply mandatory exceptions did not affect the Company’s reported financial position, financial performance and cash flows.

* * * * * * *

Pan American Silver Corp.

We hope the above adequately responds to the Staff’s Comment letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel to contact the undersigned should you have any questions or comments.

Yours truly,

/s/ Robert Doyle
Robert Doyle
Chief Financial Officer
Pan American Silver Corp.

cc:	Gary Newberry (Securities and Exchange Commission)
Terry Neill (Deloitte & Touch LLP)